                                                      PAPER C

                                            Details of Revenue Measures

Paper C:  Details of Revenue Measures

This paper provides further information on the revenue measures proposed in the Budget. For precise information, the reader is advised to consult the amending legislation.

INCOME TAX ACT
Ontario Property and Sales Tax Credits for Seniors
Last year, the government announced the first enrichment of the Ontario Property and Sales Tax
Credits for Seniors since the inception of the program in 1992.  Lower-income seniors who own or rent their homes are now eligible for additional assistance as a result of an increase to the underlying
"basic" property tax credit amount of $125 and an equivalent increase to the maximum benefit available for these credits.

For the first time, as a result of increased amounts for the federal Old Age Security and Guaranteed
Income Supplement programs, the minimum level of income guaranteed by the government, including
Ontario's Guaranteed Annual Income System (GAINS), for qualifying Ontario senior couples is rising above $22,000 for 2005. This is the income threshold above which Ontario Property and Sales Tax
Credits for Seniors are reduced.

The government proposes to increase the income threshold for senior couples in 2005 to ensure that those couples receiving the guaranteed minimum level of income support retain their full Ontario
Property and Sales Tax Credits benefit. The income threshold for single seniors will remain unchanged because their guaranteed minimum level of income support remains below the $22,000 threshold in 2005.

Concordance with the Income Tax Act (Canada)
The government proposes to parallel, with any necessary modifications, a number of tax measures as they apply to non-refundable tax credits announced in the 2005 federal budget and other federal releases, subject to the passage of federal legislation:

o    enhancements relating to amounts that can be claimed for dependants through the Medical
     Expense Tax Credit, effective for the 2005 taxation year; and
o    a non-refundable tax credit for eligible adoption expenses, effective for the 2005 taxation year.

Other proposals announced by the federal government would be automatically adopted once federal legislative and regulatory changes have been approved.  These include:

o    changes allowing specific charitable donations, made before January 12, 2005 in relation to the
     Asian tsunami disaster, to be claimed by Ontario taxpayers either in 2004 or 2005; and

o    various enhancements to the Disability Tax Credit and Medical Expense Tax Credit, effective for the 2005 taxation year.

CORPORATIONS TAX ACT
Ontario Film and Television Tax Credit and Ontario Production Services Tax Credit
The Ontario Film and Television Tax Credit (OFTTC) is a refundable tax credit for Ontario labour expenditures incurred by Ontario-based, Canadian-controlled production companies producing eligible film and television productions in Ontario.

As announced on December 21, 2004, the government proposes that the OFTTC rate be increased from 20 to 30 per cent for labour expenditures incurred after December 31, 2004 and before January 1,
2010. In addition, the 10 per cent regional bonus would continue to be available for filming outside the
Greater Toronto Area.  First-time producers would be eligible for an enhanced rate of 40 per cent on the first $240,000 of qualifying labour expenditures incurred after December 31, 2004 and before
January 1, 2010.

The Ontario Production Services Tax Credit (OPSTC) is a refundable tax credit for Ontario labour expenditures incurred by foreign-based and domestic film and television productions that are not claimed for purposes of the OFTTC.

As announced on December 21, 2004, the government proposes that the OPSTC rate be increased from 11 to 18 per cent for labour expenditures incurred after December 31, 2004 and before April 1,
2006. The three per cent regional bonus for filming outside the Greater Toronto Area would be eliminated for labour expenditures incurred after December 31, 2004.

Legislative amendments will be introduced to create regulatory authority to prescribe OFTTC and
OPSTC rates.

Ontario Computer Animation and Special Effects Tax Credit
The Ontario Computer Animation and Special Effects (OCASE) Tax Credit is a 20 per cent refundable tax credit available to corporations for Ontario labour expenditures incurred in respect of digital animation and digital visual effects carried out in Ontario for use in film and television productions.

At present, the OCASE tax credit is based on the lesser of Ontario labour expenditures and 48 per cent of the cost of the production net of certain government assistance.

The government proposes to enhance the OCASE tax credit.  Effective for eligible expenditures after
May 11, 2005, the OCASE tax credit would be based only on Ontario labour expenditures net of certain government assistance reasonably related to those expenditures.

Ontario Interactive Digital Media Tax Credit
The Ontario Interactive Digital Media Tax Credit (OIDMTC) is a 20 per cent refundable tax credit available to eligible corporations for qualifying expenditures incurred to create and market original interactive digital media products in Ontario.

This Budget proposes to improve accessibility to the OIDMTC.  Effective for eligible products completed after May 11, 2005, the requirement that eligible corporations demonstrate a minimum 90 per cent copyright ownership in the eligible product would be relaxed, provided that the product is not developed under a fee-for-service arrangement.

Ontario Sound Recording Tax Credit
The Ontario Sound Recording Tax Credit (OSRTC) is a 20 per cent refundable tax credit available to eligible Ontario sound recording companies for qualifying expenditures in respect of an eligible
Canadian sound recording by an emerging Canadian artist or group.

This Budget proposes that the OSRTC be enhanced by the following measures for taxation years ending after May 11, 2005:
o    the minimum period required by the corporation to carry on a sound recording business would be reduced from 24 to 12 months; and
o    for master tapes completed after May 11, 2005:
     -   the minimum total playing time would be reduced from 40 to 15 minutes; and
     -   the requirement that a sound recording company market its copies of eligible sound recordings through an established national distributor would be replaced with a requirement that a sound recording company have a distribution plan approved by the Minister of Culture.

Ontario Book Publishing Tax Credit
The Ontario Book Publishing Tax Credit (OBPTC) is a 30 per cent refundable tax credit available to eligible Ontario book publishing companies for qualifying expenditures on literary works by new
Canadian authors.

This Budget proposes to enhance the OBPTC for children's books.  Currently, an author is eligible for the first three children's books published.  The proposed enhancement would allow a children's book author to be an eligible author for the first three works published in each category of children's writing:

o    fiction;
o    non-fiction;

o    poetry; and
o    biography.

This change would be effective for literary works published after May 11, 2005.

Capital Cost Allowance
Ontario proposes to parallel recently announced federal regulatory changes to align the capital cost allowance (CCA) rates with the useful life of assets and to encourage investment in assets used to generate efficient and renewable energy, subject to federal implementation.

Assets acquired before January 1, 2008 that are used to generate electricity from clean, alternative or renewable sources will continue to be eligible for Ontario's 100 per cent CCA rate.

Tax Avoidance
The government is in the course of reviewing arrangements that are designed to avoid corporate income taxes paid to Ontario.

For example, arrangements can be designed to take advantage of differences in provincial corporate income tax rates.  In the international context, there are comprehensive federal income tax measures that address arrangements driven by differences in national income tax rates.  However, limited measures exist at the provincial level.

Differences in provincial income tax rates create an incentive for Canadian corporations in a related group to situate intangible property (such as indebtedness and intellectual property) in provinces with lower tax rates, and for these corporations to carry out internal transactions (e.g., transfers of goods and services within the group) on terms that reduce the overall level of provincial tax in the corporate group.  In certain cases, arrangements can have the effect of "exporting" tax losses from a low-tax province to a higher-tax province.

These and other types of arrangements can also reduce income taxes paid in other provinces.  The
Ontario Government will be discussing this issue with the other provinces and the federal government, with the objective of developing common rules to address aggressive interprovincial tax-planning arrangements.

Treatment of Corporations Incorporated Outside Canada
A corporation's liability for Ontario tax is based in part on whether the corporation is incorporated inside or outside Canada.  The federal government and the other provinces apply a residency test instead of basing liability for tax on the jurisdiction of incorporation.

To stop the avoidance of provincial tax that can result from this difference, it is proposed that Ontario corporate tax liability now be determined with reference to whether the corporation is resident (rather than incorporated) inside or outside Canada.  This change to the Ontario corporate tax rules would be consistent with the federal corporate income tax rules and the rules in the other provinces.

This measure would be effective for taxation years ending after May 11, 2005.

RETAIL SALES TAX ACT
Retail Sales Tax Exemption for Destination Marketing Fees
It is proposed that the temporary retail sales tax exemption for destination marketing fees be extended.
Destination marketing fees billed on or before June 30, 2006 would qualify for exemption from the five per cent retail sales tax on accommodations.

Eligibility rules would remain unchanged.

This measure continues support for an industry-sponsored tourism initiative.

Updating the Retail Sales Tax Exemptions for Publications Purchased by Charitable
Organizations and Educational Institutions
It is proposed that the retail sales tax exemption for publications produced or purchased by religious, charitable or benevolent organizations be updated to include CD-ROMs and DVDs used to promote the objects of the organization.

It is also proposed that the exemption for publications purchased by schools, school boards, community colleges, universities and public libraries be updated to include educational DVDs.

These changes would be effective for purchases after May 11, 2005.

Retail Sales Tax Exemption for Booster Seats
The Ontario Government's Bill 73, An Act to Enhance the Safety of Children and Youth on Ontario's
Roads, was passed into law in December 2004.

Regulations under the new law would make booster seats mandatory for children who are too big for child car seats, yet too small to be properly protected by seat-belts.

An amendment to the Retail Sales Tax Act will be proposed to expand the current retail sales tax exemption for child car seats to include booster seats.  This amendment would be effective upon proclamation, to coincide with the implementation of the booster-seat requirement.

INITIATIVES TO ENCOURAGE THE REDEVELOPMENT OF BROWNFIELDS
Crown liens have been identified by the National Round Table on the Environment and the Economy,
municipalities, and others, as one of the barriers to the remediation of brownfields.

In the coming year, the Ministry of Finance will develop criteria for the removal of outstanding
Provincial tax liens on brownfields properties.  The Ministry will also work closely with the federal government to co-ordinate the removal of outstanding federal liens.  In addition, the Ministry of
Finance will undertake proposed amendments to the Municipal Act, 2001, to clarify program requirements for the Brownfields Financial Tax Incentive Program.

TAX INCREMENT FINANCING
A number of municipalities have requested that the Province explore the feasibility of introducing Tax
Increment Financing (TIF) as a new financial tool.  In response, in 2005-06, the government will examine options to implement TIF as a tool to promote urban regeneration.  In the summer and fall of
2005, Ministry of Finance staff will consult with interested municipalities and others on the policy framework and potential legislation for this initiative.

TECHNICAL MEASURES
Resource Allowance
The resource allowance is a special deduction under the Corporations Tax Act provided to corporations in the oil and gas and mining sectors.  It is generally equal to 25 per cent of resource profits, and is provided instead of allowing deductibility of Crown royalties.

The 2004 Ontario Budget announced that the Province would maintain the Ontario resource allowance and the rules restricting the deduction of Crown royalties, although these provisions are being phased out by the federal government.  The legislation implementing the Ontario announcement has been passed, and the required Ontario regulations are being finalized.

It is proposed that the Ontario provisions be amended to clarify that income computed for Ontario purposes must be used in determining Ontario resource profits.  This amendment, which would be effective for taxation years beginning after May 6, 1997, would prevent corporations from obtaining a double benefit as a result of claiming both an Ontario incentive deduction and additional resource allowance on that incentive.

Streamlining of Current Remissions Process
Tax remissions under the Ministry of Revenue Act may be granted in special circumstances of public interest, and must be considered by cabinet, upon the recommendation of the Minister of Finance.  It is proposed that an amendment be made to the Ministry of Revenue Act to streamline and increase the efficiency of the approval process for Ontario taxpayers.  The amendment would provide the Minister of Finance with the authority to remit amounts under $10,000, where such remissions would be in the public interest.  This treatment would be consistent with that offered in several other provinces.

It is also proposed that the Minister of Finance invoke a provision under the Ontario Income Tax Act that, if mutually agreed upon, would delegate to the Minister of National Revenue the ability to grant remissions of Ontario personal income tax in certain circumstances.  This too would streamline the approval process for Ontario taxpayers.

Retail Sales Tax Simplified Calculation for Small Software Businesses
Retail sales tax applies to non-custom computer software and certain software services.   When
providing software services to customers, businesses must charge the applicable tax on the taxable
components.   Contracts may often include a blend of both taxable and non-taxable services, requiring businesses to determine the tax liability of the components of the service contract.

To simplify the tax determination and collection for small software businesses, the Ministry of Finance will be proposing a pilot project consisting of an optional method of tax calculation for contracts involving both taxable and non-taxable services.  Participating businesses and purchasers could opt to use a blended tax rate applied to the total contract price.  This would benefit small software businesses by simplifying the tax determination and collection process.

Use of Appraisals for Multijurisdictional Vehicle Tax
Under the Retail Sales Tax Act, it is proposed that multijurisdictional vehicle owners be permitted to use appraisals to establish vehicle value when transferring their vehicles from multijurisdictional use to Ontario use.  This would only apply to vehicles purchased after September 30, 2001, owned by the same person for more than 60 months, and where the pro-rated multijurisdictional vehicle tax was paid in lieu of the point-of-sale retail sales tax.

PROFESSIONAL CORPORATIONS
In 2001, the right to incorporate was extended to all regulated professionals.  Under existing provisions, non-members of a profession cannot own shares in a professional corporation.  Recent negotiations with the Ontario Medical Association have resulted in the government's commitment to extend the share structure of physician professional corporations to include non-voting shares for family members.  The government is also proposing to implement this change for dentists who operate their practices through a professional corporation.

Technical Amendments

In order to improve the administrative effectiveness and enforcement, and maintain the integrity and equity of Ontario's tax system, as well as enhance legislative clarity and regulatory flexibility to preserve policy intent, certain amendments will be proposed to the following statutes:

o    Assessment Act
o    Business Corporations Act
o    Community Small Business Investment Funds Act
o    Corporations Tax Act
o    Electricity Act, 1998
o    Employer Health Tax Act
o    Fuel Tax Act
o    Gasoline Tax Act
o    Highway Traffic Act
o    Income Tax Act
o    Land Transfer Tax Act
o    Ministry of Revenue Act
o    Regulated Health Professions Act, 1991
o    Retail Sales Tax Act
o    Tobacco Tax Act

FINANCIAL ADMINISTRATION ACT
The government intends to introduce amendments to the Financial Administration Act that, if passed, would allow for the implementation by the government of Special Operating Agencies, revolving accounts and expanded use of recoveries. These amendments are designed to improve accountability and financial management of qualifying government programs and have been implemented successfully in other Canadian jurisdictions.

2005 Budget Impact Summary*                                                                          ($ Millions)
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                                                                    2005-06    2006-07     2007-08    2008-09
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Income Tax Act
   Ontario Property and Sales Tax Credits for Seniors1                  (2)        (2)         (2)        (2)
   Concordance with the Income Tax Act (Canada)                        (24)       (24)        (25)       (25)
Corporations Tax Act
   Ontario Film and Television Tax Credit                              (31)       (39)        (48)       (57)
   Ontario Production Services Tax Credit                              (17)         0           0          0
   Ontario Computer Animation and Special Effects Tax Credit            (1)        (1)         (1)        (1)
   Ontario Interactive Digital Media Tax Credit                         (1)        (1)         (2)        (2)
   Ontario Sound Recording Tax Credit                                   (1)        (1)         (2)        (2)
   Ontario Book Publishing Tax Credit2                                   -          -           -          -
   Capital Cost Allowance                                               (4)        (8)        (14)       (37)
   Closing Loophole: Ensuring Corporations Incorporated Outside          5          5           5          5
         Canada Pay Provincial Tax3
Retail Sales Tax Act
   Exemption for Destination Marketing Fees                             (2)        (1)          0          0
   Updating Exemptions for Publications Purchased by Charitable         (1)        (1)         (1)        (1)
         Organizations and Educational Institutions
   Exemption for Booster Seats4                                         (1)         -           -          -
Technical Measures5                                                      -          -           -          -
Professional Corporations                                              (10)       (40)        (40)       (40)
Total Revenue Changes                                                  (88)       (113)       (129)      (162)
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*  Numbers may not add due to rounding.
Notes:
1  Estimate based on anticipated adjustment to the income threshold for senior couples.
2  Ongoing cost estimated to be $100,000 per year.
3  This figure does not include revenue that may be received in 2005-06 in respect of additional income allocated to Ontario as a result of the difference between Ontario rules, and federal corporate income tax rules and the rules in other provinces.
4  2006-07 and ongoing cost estimated to be $400,000 per year.
5  $0 in 2005-06.  Less than $1 million in subsequent years.
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